HORIZONTAL MARKETING CORP.

_____________________________________________________________________________________________

M E M O R A N D U M

TO:

Claire Erlander

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:

Bradley R. Jones, President

Horizontal Marketing Corp.

DATE:

January 30, 2012

RE:

Horizontal Marketing Corp.

Registration Statement on Form S-1

File No. 333-178000

Filed:  November 16, 2011

_____________________________________________________________________________________________

We submit the following in response to your comments by letter of December 12, 2011.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

General

1.

Please revise to disclose that you are a shell company or explain to us why you believe you are not a shell company.

Response:  We have revised the Registration Statement to disclose that the company is a shell company.

Registration Statement Cover Page

2.

Please revise to remove the small business issuer designation on the cover page. Please refer to Form S-1 for the language to use instead of the small business issuer language.

Response:  We have revised the Registration Statement to remove the small business issuer designation on the cover page and replaced it with the language as presented in Form S-1.

Calculation of Registration Fee Table

3.

It appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o).  Please advise or revise your fee table accordingly.

Response: We have revised the fee table in the Registration Statement to be in accordance with Rule 457(o).

January 30, 2012

Horizontal Marketing Corp.

Memorandum

Prospectus Cover Page

4.

We note your reference to the Risk Factors section. Please revise to include the page number where the Risk Factors section begins and highlight the reference by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

Response:  We have revised the reference to the Risk Factors on our Cover Page to conform to the requirements of Item 501(b)(5) of Regulation S-K.

5.

Please advise us of your reference to Rocap Marketing Inc. or revise to refer to the correct registrant.

Response:  We have removed the reference to Rocap Marketing Inc. made in error and replaced it with Horizontal Marketing Corp.

Prospectus Summary, page 5

6.

We note that you have sustained cumulative losses from your inception. Please revise this section to disclose your most recent losses, as well as your cumulative losses to date.

Response:

We have revised this section as requested.

7.

Please indicate your monthly burn rate, as well as the amount of time that your present capital will last at this rate. Similarly, revise your MD&A section.

Response:

We have revised the Registration Statement to indicate our monthly burn rate as well as provide an estimate of how long our current reserves will allow us to continue operations given our future plans.

8.

It appears that your sole employee, Mr. Jones, has zero experience in publishing, editing manuscripts, or contacts in the publishing field. If so, please revise to highlight the absence of experience in the summary.

Response:  The Registration Statement has been revised as to state that Mr. Jones has no prior experience in publishing, editing manuscripts, or contacts in the publishing field.

9.

Please revise to indicate the number of manuscripts you have considered to date.

Response:  The Registration Statement has been revised to reflect that the company has two manuscripts which it is considering and evaluating. One titled “No More Secrets” and the second titled “The Mormon Boy.”  Both of these manuscripts have been written by the company’s President and CEO, Bradley R. Jones.

Terms of the Offering, page 5

10.

It appears that the $0.025 per share price of the shares you are registering is the same price that some of your selling shareholders paid for their shares in November 2009 and April 2011. As such, it appears that the $0.025 per share price prohibits these selling shareholders from making any profit on sales of shares that they acquired in these private placements unless and until there is an active trading market. This suggests that the $0.025 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

Response: We have revised the registration statement to show the correct amount of $0.10.  The prior price was an error.  As such we have also adjusted the calculation of the registration fee and the registration fees have been paid.

January 30, 2012

Horizontal Marketing Corp.

Memorandum

Risk Factors, page 7

11.

Please add risks for each of the following or tell us why they are not necessary: the risk that your severe under-capitalization means that you will not be able to carry out your business plan; the risk that no one in your company has the experience or judgment to select works which might be profitable or any business history suggesting that such person has the experience to know what to do if such a book were available; the risk that no author would ever permit such an under-capitalized firm to have access to his work; the risk that Draper, Utah might not be a suitable place to run a book publishing company because of the expense and difficulty of reaching it for prospective authors and others and the potential difficulty that qualified editors might not want to relocate there; the risk that prospective authors might not send their manuscripts to a company named Quiet Star Entertainment, Inc. because it does not sound like a publishing company and that investors might similarly find the name Horizontal Marketing a name unlikely to be associated with publishing and avoid considering it for that reason; and the risk that you appear not to have a plan to raise additional funds.

Response:  We will respond to each request for a risk factor individually to inform you of the action we took or why we did not make any changes.

“THE RISK THAT YOUR SEVERE UNDER-CAPITALIZATION MEANS THAT YOU WILL NOT BE ABLE TO CARRY OUT YOUR BUSINESS PLAN”

It is our belief that we made similar statements in three different risk factors already contained in the registration statement and that no further disclosure is required.  The three risk factors we are speaking of are entitled as follows:

1.

WE HAVE A LIMITED OPERATING HISTORY THAT YOU CAN USE TO EVALUATE US, AND THE LIKELIHOOD OF OUR SUCCESS MUST BE CONSIDERED IN LIGHT OF THE PROBLEMS, EXPENSES, DIFFICULTIES, COMPLICATIONS AND DELAYS FREQUENTLY ENCOUNTERED BY A SMALL DEVELOPING COMPANY

2.

WE WILL REQUIRE FINANCING TO ACHIEVE OUR CURRENT BUSINESS STRATEGY AND OUR INABILITY TO OBTAIN SUCH FINANCING COULD PROHIBIT US FROM EXECUTING OUR BUSINESS PLAN AND CAUSE US TO SLOW DOWN OUR EXPANSION OF OPERATIONS

3.

OUR AUDITOR HAS EXPRESSED SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN

“THE RISK THAT NO ONE IN YOUR COMPANY HAS THE EXPERIENCE OR JUDGMENT TO SELECT WORKS WHICH MIGHT BE PROFITABLE OR ANY BUSINESS HISTORY SUGGESTING THAT SUCH PERSON HAS THE EXPERIENCE TO KNOW WHAT TO DO IF SUCH A BOOK WERE AVAILABLE”

It is our belief that we made this statement in a risk factor already contained in the registration statement and that no further disclosure is required.  The risk factor we are speaking of is entitled:

Because our management has no experience running a publishing business, our business has a significantly higher risk of failure

“THE RISK THAT NO AUTHOR WOULD EVER PERMIT SUCH AN UNDER-CAPITALIZED FIRM TO HAVE ACCESS TO HIS WORK”

January 30, 2012

Horizontal Marketing Corp.

Memorandum

We have added the following entitled risk factors in the efforts to answer your concern:

1.

WE ARE A SMALL COMPANY WITH LIMITED RESOURCES COMPARED TO SOME OF OUR CURRENT AND POTENTIAL COMPETITORS AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AND INCREASE MARKET SHARE.

2.

WE FACE EXPOSURE TO PLAGIARISM AND LIBEL CLAIMS.

3.

 DEPENDENCE ON INTELLECTUAL PROPERTY--WE DEPEND UPON BEING ABLE TO USE OUR LICENSED INTELLECTUAL PROPERTY AND PROTECT OUR OWNED INTELLECTUAL PROPERTY. DISRUPTIONS OF THE USE OF THIS INTELLECTUAL PROPERTY AND THE CONTRACTUAL REQUIREMENTS THAT WE TERMINATE THE USE OF THIS INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR BUSINESS.

“THE RISK THAT DRAPER, UTAH MIGHT NOT BE A SUITABLE PLACE TO RUN A BOOK PUBLISHING COMPANY BECAUSE OF THE EXPENSE AND DIFFICULTY OF REACHING IT FOR PROSPECTIVE AUTHORS AND OTHERS AND THE POTENTIAL DIFFICULTY THAT QUALIFIED EDITORS MIGHT NOT WANT TO RELOCATE THERE”

We have added the following entitled risk factors in the efforts to answer your concern:

1.

OUR SUCCESS DEPENDS, IN PART, ON OUR ABILITY TO MANAGE OUR GROWTH IN EXISTING, AND EXPANSION INTO NEW, GEOGRAPHIC TERRITORIES.

2.

BECAUSE ARE PRINCIPAL PLACE OF BUSINESS IS IN DRAPER, UTAH, WE MAY BE UNABLE TO ATTRACT THE TALENT NEEDED TO EXECUTE OUR BUSINESS PLAN.

“THE RISK THAT PROSPECTIVE AUTHORS MIGHT NOT SEND THEIR MANUSCRIPTS TO A COMPANY NAMED QUIET STAR ENTERTAINMENT, INC. BECAUSE IT DOES NOT SOUND LIKE A PUBLISHING COMPANY AND THAT INVESTORS MIGHT SIMILARLY FIND THE NAME HORIZONTAL MARKETING A NAME UNLIKELY TO BE ASSOCIATED WITH PUBLISHING AND AVOID CONSIDERING IT FOR THAT REASON”

We have added the following entitled risk factor in the efforts to answer your concern:

HORIZONTAL MARKETING CORP. AND OUR WHOLLY-OWNED SUBSIDIARY, QUIET STAR ENTERTAINMENT, INC., MAY NOT BE RECOGNIZED BY POTENTIAL AUTHORS AS PUBLISHING HOUSES

“THE RISK THAT YOU APPEAR NOT TO HAVE A PLAN TO RAISE ADDITIONAL FUNDS”

We have added the following entitled risk factor in the efforts to answer your concern:

WE MAY NOT BE ABLE TO EXECUTE OUR BUSINESS PLAN OR STAY IN BUSINESS WITHOUT ADDITIONAL FUNDING AND WE CURRENTLY HAVE PLANS TO RAISE ADDITIONAL FUNDING.

We Will Require Financing, page 7

12.

Please provide an estimate of additional financing you may require and disclose whether you have taken any steps to seek additional financing.

January 30, 2012

Horizontal Marketing Corp.

Memorandum

Response:  We have revised the registration statement to reflect our estimate of the additional financing that will be required in the next twelve months and to disclose that no steps have been taken at this time to raise such additional capital.

The offering price of the shares was arbitrarily determined, page 8

13.

The statement that the facts considered in determining the offering price was financial condition and prospects, etc., is inconsistent with the disclosure elsewhere in the prospectus that it was simply based on the price you sold in a private placement. Please revise for consistency.

Response:  We have revised the registration statement to make the statement consistent.

We May Incur Significant Costs, page 8

14.

Please provide an estimate of the significant costs referenced in this risk factor.

Response:  We have revised the registration statement to reflect our estimate of the additional costs associated with this risk factor.

The Lack of Public Company Experience, page 8

15.

We note your reference to your “management team;” however, it appears that you only have one officer and director. Please revise for consistency or advise.

Response:  We have removed references to “management team” as to make the Registration Statement consistent.

Presently, the Company’s President Has Other Outside Business Activities, page 10

16.

Please revise to clarify how much time per week Mr. Jones devotes to your operations.

Response:  We have revised the registration statement as requested.

Principal and Selling Shareholders, page 14

17.

Please disclose that the selling shareholders may be deemed underwriters for this offering.

Response:  We have revised the registration statement to include a statement that the selling shareholders may be deemed underwriters for this offering.

18.

Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling shareholders table is accurate in this regard.

Response:  We have made revisions as necessary and have confirmed our shareholder table is accurate.

January 30, 2012

Horizontal Marketing Corp.

Memorandum

Description of Business, page 18

19.

Please revise this section in its entirety to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and your intended sources and uses of funds, providing quantified estimates of these amounts for each step and of the difficulties you must surmount. The discussion should be in enough detail so that investors can make a reasoned judgment of the likelihood of your success.

Response:  We have revised this section as requested and set forth the 4 Phases to revenue generation.

The Fiction Publishing Business, page 19

20.

Please revise to briefly explain what you mean by “SEO optimization for web sites.” In addition, delete the following statement: “As a result Stephanie Meyer’s was #26 on the Forbes list of highest paid entertainers last year.”

Response:  We have revised the registration statement as requested to explain SEO Optimization and to delete the statements with regard to Stephanie Meyer.

Profitability Model, page 20

21.

Please substantially revise or eliminate this section which, as written, does not appear to take into account the time and expense of selecting the books you finally publish from the others that you must sift through or the possibility that you will put time and effort into publishing books for which no market develops.

Response:  We have eliminated this section from the registration statement.

Competitors, page 21

22.

Please remove references to large and established publishers. Based on the current state of your operations, it is inappropriate to create the impression that these companies will be your direct competitors. Additionally, please explain what you mean by planning “to groom each author.”

Response:  We have revised the registration statement to remove any impression that we are in direct competition with any of the major publishers we referenced, as well as removing the unclear language regarding the grooming of authors.

23.

Please revise this section to exclude information that depicts your competitors in negative light. Instead, briefly describe your competition in this section of the prospectus.

Response:  We have revised the registration statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 25

24.

Please revise your disclosure in each paragraph of this section to describe what professional fees you incurred.

Response: We have revised the disclosure to disclose: “These professional fees were legal and accounting costs incurred to complete a registration our shares on Form S-1.”

January 30, 2012

Horizontal Marketing Corp.

Memorandum

Directors, Executive Officers, Promoters and Control Persons, page 27

25.

We note that George Chachas, one of your significant shareholders, was charged by the Securities and Exchange Commission in an enforcement action against Electro Optical Systems Corp. Please revise your disclosure to include a description of the resolution of this action, specifically as it relates to George Chachas. Refer to Item 401(g) of Regulation S-K.

Response:  We note that Item 401(g) refers to promoters and control persons which at any time during the past five fiscal years had any involvement in certain legal proceedings as enumerated in Item 401 (f)(1) through (f)(6).  The enforcement action as it pertains to Mr. Chachas was resolved in June 1998 (13 ½ years ago), well in excess of the past five fiscal years, and therefore we are not required to include any such disclosure

Executive Compensation, page 27

Summary Compensation Table; Compensation of Executive Officers, page 27

26.

We note that Mr. Jones does not currently receive any compensation. Please revise to clarify your statement that his “compensation amounts will be more formalized if and when his annual compensation reaches $150,000.”

Response:  We have revised the statement regarding Mr. Jones compensation to reflect that his compensation amounts will be more formalized if and when we begin to generate revenues.

Item 15. Recent Sales of Unregistered Securities, page 32

27.

Please revise this section to state either the aggregate offering price or the aggregate amount of consideration you received in the December 2008 and December 2009 transactions. Refer to Item 701(c) of Regulation S-K.

Response:  We have made revisions to this section regarding Recent Sales of Unregistered Securities to reflect the aggregate amount of consideration received for the transactions of December 2008.  With regard to the transaction of December 2009, we received all of the issued and outstanding shares of capital stock of Quiet Star Entertainment, Inc., making Quiet Star a wholly-owned subsidiary of the Company, this represented the aggregate amount of consideration received and we believe was clearly and succinctly stated as such and therefore have made no changes to that transaction.

Item 17. Undertakings, page 34

28.

Please revise section (A)(1)(ii) to follow the language set out in Item 512(a)(1)(ii) of Regulation S-K. In addition, please include undertaking 512(h) or advise.

Response:  We have revised section (A)(1)(ii) in our Item 17. Undertakings of the registration statement to follow the language set forth in Item 512(a)(1)(ii) of Regulation S-K.  We do not believe that the statement as required under Item 512(h) of Regulation S-K applies to us; we are not filing on Form S-3 or Form F-3, nor on Form S-4 or F-4 or S-8.

Signatures, page 35

29.

Please revise this section to conform to the language provided in Form S-1.

Response: We have revised the language of the signature section to conform to the language as provided in Form S-1.

January 30, 2012

Horizontal Marketing Corp.

Memorandum

30.

Please revise your signature section to have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of your board of directors sign your registration statement in their individual capacities.

Response:  We have revised the signature section to include the signatures of the principal executive officer, principal financial officer and principal accounting officer, as well as a majority of the board of directors.

Exhibit 5.1

31.

Please revise to add a statement in the third paragraph of the opinion in which counsel opines, if true, that the securities were “duly authorized.”

Response:  We have revised Exhibit 5.1 to reflect that the common stock outstanding subject to this Registration Statement were duly authorized.

32.

Because you are registering common stock that is already outstanding, please have counsel revise to opine that it is legally and validly issued, fully paid and non-assessable, rather than stating that it “will be legally issued, fully paid and non-assessable.”

Response:  We have revised Exhibit 5.1 to reflect that the common stock outstanding subject to this Registration Statement is legally and validly issued, fully paid and non-assessable.

In connection with the Company’s responding to the comments set forth in the December 12, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

HORIZONTAL MARKETING CORP.

/s/ Bradley R. Jones

By:    Bradley R. Jones

Title: President and Chief Executive Officer,

Principal Financial and Accounting Officer